Exhibit 99.1

MEDIA RELEASE
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Besra announces 2014 production guidance, cost reductions and feasibility progress

Toronto, Ontario – 23 July 2013 – Following a meeting of the Board of Directors on 12 July 2013, Besra (TSX: BEZ) (ASX: BEZ) (OTCQX: BSRAF) (FSX:OP6) CEO John Seton is pleased to announce production guidance for the FY 2014 of 65,000 – 70,000 ounces.

Besides setting production guidance for the coming year, the Board approved wide ranging cost cuts and efficiencies, which will reduce central corporate costs by US$1.5m for a projected total of US$5.2m in fiscal year 2014.

CEO John Seton said, “This announcement comes on the heels of achieving production guidance of 60,000 ounces for FY 2013. The Board has set FY 2014 guidance of 65,000 to 70,000 ounces, which represents an 8-16% increase on FY 2013 and continues the year on year increase for the past five years.”

“We are fulfilling an aggressive cost cutting and efficiency program.  Whilst the currently depressed market and decline in gold price have added impetus to this program, it is also the result of a thorough review of our operations and associated costs led by CFO Jane Bell and COO Darin Lee.”

Significant corporate cost efficiencies will be achieved by reducing external consultants in ICT and Investor Relations, reduction in travel and components of officer remuneration packages.  In Operations the significant cost reductions will be achieved by the renegotiation of a number of key materials contracts, bringing several other contracts in house, such as mill and mine maintenance, reduction in expatriate headcount and bonuses. In addition, three long serving executives have relinquished their officer positions, which will reduce compensation costs for the Company.

Changes in mining methodology and further mill automation leading to reduced consumables and improved recovery rates will also contribute to cost reductions.  Additionally, operations in Vietnam are increasing mill throughput which reduces the fixed cost per tonne.

The Company is projecting all-in sustainable costs (largely as outlined by World Gold Council guidelines) of $1,150 - $1,170 per ounce for FY 2014.

The Board is also investigating all opportunities to maximize the value of its assets in Vietnam. This may include a transaction culminating in the partial divestment by Besra and the listing of the company’s local operating subsidiaries on a Vietnamese exchange.

Any such transaction will enable the company to increase its focus on, and redirect capital towards, development of its main asset at Bau in Eastern Malaysia, which it regards as a world-class goldfield.
The Company is targeting public release of the results of the Feasibility Study in September/October 2013.

Feasibility for the Jugan Hill deposit at Bau is progressing well, with metallurgy and process having been conceptually resolved.  The internal Feasibility Study is scheduled for completion next month, which will be followed by an external engineering, procurement and construction management analysis.

MEDIA RELEASE
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Besra is also undertaking a further Feasibility Study for the Ho Ray Thac Trang (HRTT) deposit at its Bong Mieu site in central Vietnam. HRTT is a brownfield gold project with a JORC/NI 43-101 resource situated 2.5km east of the Bong Mieu mill in central Vietnam. The Feasibility Study is scheduled for completion by September 2013.

Category	HRTT - NI 43-101 Resource
	Tonnes	Grade (g/t Au)	Oz (Gold)
Measured	940,100	1.91	57,730
Indicated	2,153,900	1.47	101,797
Inferred	4,885,600	1.38	216,764

Besra is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold production capacity in Vietnam over the next two years and is projecting new production capacity from Bau Central during late 2015 (start up and production forecasts will depend on the result of the current Jugan feasibility, which is scheduled for completion in 2013).

Besra Gold Inc
John A G Seton
Chief Executive Officer

For further information contact:
James W Hamilton
Investor Relations
T: +1 (416) 572 2525
F: +1 (416) 572 4202
TF: 1 888 902 5522 (North America)
TF: 800 308 602 (Australia)
E: ir@besra.com
W: www.besra.com

The technical information in this press release has been prepared under the supervision of Mr Rod Murfitt who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM), a “Competent Person”, as defined in the 2004 Edition of the “ Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve” and a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Mr Murfitt is a full-time consultant to the Company and is not “independent” within the meaning of National Instrument 43-101. Mr Murfitt consents to the inclusion in this press release of the technical information, in the form, and context in which it appears.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.